FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

MIGENIX Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit 1

Press Release dated May 17, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: May 17, 2005

MIGENIX Inc.

BC Research Complex

                                                                                                                                                                                                                                                                        3650 Wesbrook Mall

Vancouver, BC V6S 2L2

Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

MIGENIX COMPLETES EQUITY OFFERING

Vancouver, BC, CANADA - May 31, 2005- MIGENIX Inc. (TSX: MGI; OTC: MGIFF) (the "Company"), a clinical-stage developer of drugs for infectious and degenerative diseases, announced today the completion of a $6.5 million prospectus offering of 14,457,000 units at a price of $0.45 per unit.

The proceeds of the financing will be used to fund a planned Phase II combination therapy clinical trial of MX-3253 for the treatment of Hepatitis C Virus (HCV) infections and for working capital to support operations. With the completion of this offering the Company's financial resources are expected to provide for operations into the third quarter of calendar 2006.

The units were comprised of 14,457,000 common shares and warrants for the purchase of a further 7,228,500 common shares at a price of $0.55 per common share exercisable on or before May 31, 2008. The offering was conducted with a syndicate of agents led by Canaccord Capital Corporation and including Dundee Securities Corporation, Octagon Capital Corporation, Pacific International Securities Inc. and Orion Securities Inc. The agents have an over-allotment option exercisable on or before June 30, 2005, to purchase up to an additional 2,168,550 units, at a price of $0.45 per unit, to cover over-allotments, if any. Additionally the agents received warrants for the purchase of 1,084,275 common shares at a price of $0.45 exercisable on or before May 31, 2008. Following the issuance of the units, there are 75,445,428 common shares issued and outstanding.

The securities issued in this offering have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

About MIGENIX Inc.

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic Hepatitis C Virus infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I/II) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with U.S. operations in San Diego, California.

Forward-looking Statements

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: statements concerning MIGENIX's future expenses and annual availability of cash to fund expenses into the third quarter of 2006. These statements are only predictions and actual events or results may differ materially from those reflected in the forward-looking statements. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements; uncertainties related to early stage of technology and product development; government regulation; dependence on corporate collaborations; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. Certain of these factors and other factors are described in detail in the Company's Final Prospectus, Annual Information Form and Annual Report on Form 20-F, news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward- looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

"Jim DeMesa"

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com	John Boidman Renmark Financial Tel: (514) 939-3989 jboidman@renmarkfinancial.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.